UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2013

Commission File Number: 000-52699

VERIS GOLD CORP.
(Translation of registrant's name into English)

900 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F  [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

See the Exhibit Index hereto for a list of the documents furnished herewith and forming a part of this Form 6-K. The documents listed in the Exhibit Index below are hereby incorporated by reference as exhibits to the Registration Statement of Veris Gold Corp. ("Veris") on Form F-10 (File No. 333-184496), as amended or supplemented, and the Registration Statement of Veris on Form S-8 (File No. 333-171775).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIS GOLD CORP.

Date: March 26, 2013	/s/ Shaun Heinrichs
Name: Shaun Heinrichs
Title: Co-Chief Executive Officer, Co-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Audited Consolidated Financial Statements for the years ended December 31, 2012 and 2011

99.2	Management’s Discussion and Analysis for the year ended December 31, 2012

99.3	Consent of Deloitte LLP